Alaska Air Group, Inc.
Policy Regarding the Recovery of Certain Compensation Payments
Amended and Restated Effective August 2, 2023

This policy covers participants (each a “covered individual”) in the Alaska Air Group, Inc. 2008 Performance Incentive Plan (“2008 PIP”); the Alaska Air Group, Inc. 2016 Performance Incentive Plan (“2016 PIP”); the Alaska Air Group, Inc. Performance Based Pay Plan (Amended and Restated January 16, 2019) (“PBP Plan”); the Alaska Air Group, Inc. Operational Performance Rewards (Adopted January 3, 2005 and amended December 28, 2018) (“OPR Plan”); and the McGee Air Services, Inc. leadership long-term cash incentive program (the “McGee LTIP”), and explains when the covered individual’s employer or former employer (the “Company”) will be authorized to seek recovery of incentive compensation awarded, accrued or paid to the covered individual. In addition, this policy covers any individual who is a current or former officer of the Company who is or was subject to Section 16 of the Securities Exchange Act of 1934, as amended (a “Section 16 Officer”), and the term “covered individual” as used herein shall include each Section 16 Officer.

The Compensation and Leadership Development Committee of the Alaska Air Group Board of Directors (the “Committee”) will administer this policy and is authorized to direct the Company to seek recovery of payments or awards, or to effect forfeiture of unpaid or unvested payments or awards, to the extent permitted or as otherwise required by this policy.

1. Financial Restatement. In the event the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws (including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period), the Company shall recover reasonably promptly the amount of any erroneously awarded Incentive-Based Compensation (1) from each covered individual who was a Section 16 Officer at any time during the applicable performance period for the relevant Incentive-Based Compensation, regardless of whether such individual continues to hold such position or continues to be employed by the Company or any of its subsidiaries, unless an exception (set forth below) applies and (2) if the Committee so determines in its discretion, from any other covered individual who received erroneously awarded Incentive-Based Compensation.

Incentive-Based Compensation shall be considered “erroneously awarded” under this policy to the extent such Incentive-Based Compensation (1) is received by the covered individual on or after October 2, 2023, (2) is received by the covered individual during the three completed fiscal years immediately preceding the date that the Company is required to prepare the accounting restatement (and any transition period applicable to a change in the Company’s fiscal year as required by the listing rules of the New York Stock Exchange (“NYSE”)), and (3) the amount of such received Incentive-Based Compensation exceeds the amount of the Incentive-Based Compensation that would have been received by the covered individual had it been determined based on the restated financial results (with such Incentive-Based Compensation computed in each case without regard to any taxes paid). For purposes of this policy, the date that the Company is required to prepare the accounting restatement is the earlier to occur of (A) the date the Company’s Board of Directors (the “Board”), or a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare such accounting restatement, or (B) the date a court, regulator, or other legally authorized body directs the Company to prepare such accounting restatement.

For purposes of this policy, Incentive-Based Compensation is considered “received” by a covered individual in the Company’s fiscal period during which the Financial Reporting Measure (as defined below) applicable to the Incentive-Based Compensation is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that fiscal period. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the amount of erroneously awarded compensation will be determined by the Committee based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received. The Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE as required by NYSE listing rules. If the erroneously awarded Incentive-Based Compensation consists of shares (including share-denominated equity awards) or options that are still held by the covered individual at the time of recovery, the recoverable amount is the number of shares or options received in excess of the number of shares or options that would have been received based on the accounting restatement (or the value of that excess number). If the options have been exercised but the underlying shares have not been sold, the recoverable amount is the number of shares underlying the excess options based on the restatement (or the value thereof). If the shares have been sold, the recoverable amount is the proceeds that were received in connection with the sale of the excess number of shares. Amounts credited under plans (other than tax-qualified plans for which the exception set forth below applies) based on erroneously awarded Incentive-Based Compensation and any accrued earnings thereon are also recoverable under this policy.

The Company shall not be required under this policy to recover erroneously awarded Incentive-Based Compensation from a Section 16 Officer if the Committee has made a determination that recovery would be impracticable and either of the following conditions are met: (1) after making a reasonable attempt to recover such erroneously awarded Incentive-Based Compensation, the Committee determines that the direct expense paid to a third party to assist in enforcing this policy would exceed the amount to be recovered (documentation evidencing the reasonable attempt to recover the erroneously awarded Incentive-Based Compensation must be maintained and provided to the NYSE as required by NYSE listing rules), or (2) the recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Internal Revenue Code Section 401(a)(13) or Internal Revenue Code Section 411(a) and the regulations thereunder.

As used in this Section 1, the following definitions will apply:

• “Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.
• “Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures (including, for purposes of this policy, stock price and total shareholder return). A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the Securities and Exchange Commission.

2. Legal and Compliance Violations. The Committee, in its discretion, may direct the Company to take the following actions if the Company concluded based on credible evidence that a covered individual committed a legal or compliance violation in connection with his or her employment (except in the case of Section 16 Officers, for whom a legal or compliance violation may be a basis for recovery under this policy if the violation causes reputational harm to the Company, even if the violation is not connected to employment duties), including but not limited to sexual misconduct, a substance abuse offense, a violation of the Company’s policies, Code of Conduct and Ethics, System Regulations, or a violation of non-competition, non-solicitation, non-disparagement or confidentiality covenants:

(a) Seek recovery of all or part of the incentive compensation paid or awarded to the covered individual for the performance period(s) in which the violation occurred, looking back up to three years from the payment or vesting of such incentive compensation; or
(b) Conclude that any unpaid or unvested incentive compensation accrued or awarded to the covered individual for the performance period(s) in which the violation occurred has not been earned and must be forfeited.

Incentive compensation may be recovered in any manner the Committee chooses, to the extent permitted by applicable law. In determining whether to seek recovery under this section and the amount, if any, by which a covered individual’s incentive payment or award should be reduced, the Committee may consider the seriousness of the violation; whether the violation was intentional; the extent to which the Company’s reputation was harmed; the extent to which the Company’s employees or customers were harmed; whether the covered individual was unjustly enriched; whether seeking the recovery would violate applicable law or harm the Company’s interests in any way; how the Company addressed prior violations of a similar nature; the interplay with the Company’s no-retaliation reporting policies for compliance and safety matters; and any other factors it deems relevant to the determination.

As used in this Section 2, references to “incentive compensation” mean any payments or awards made to the covered individual under the 2008 PIP, the 2016 PIP, the PBP Plan, the OPR Plan, or the McGee LTIP, and references to the “performance period” mean the Target Period (as defined in the OPR Plan), the Plan Year (as defined in the PBP Plan), the Performance Period applicable to performance share units awarded under the 2008 and 2016 PIP plans, and the annual performance period under the McGee LTIP.

3. Delegation of Authority. With respect to covered individuals other than Section 16 Officers and the Company’s other elected officers, the Committee delegates its authority under this policy to the Company’s chief executive officer, senior vice president of people (or equivalent executive) and general counsel.

4. General. The Committee may revise this policy from time to time. The Committee shall have the sole authority to construe and interpret this policy and the Committee (or applicable delegate pursuant to Section 3) shall have the sole authority to make all determinations required to be made pursuant to this policy. Any such construction, interpretation or determination by the Committee (or such delegate) shall be final and binding.

Section 1 of this policy is intended to comply with the requirements of Rule 10D-1 promulgated by the Securities and Exchange Commission and the related listing rules of the NYSE, and the terms hereof shall be construed consistent with that intent. Section 2 of this policy is not subject to the requirements of Rule 10D-1 promulgated by the Securities and Exchange Commission or the related listing rules of the NYSE.

The Company shall not indemnify any Section 16 Officer (or other covered individual, except as otherwise expressly provided by the Committee) against the loss of erroneously-awarded Incentive-Based Compensation that is recovered by the Company pursuant to Section 1 of this policy.

This policy does not limit any other remedies the Company may have available to it in the circumstances, which may include, without limitation, dismissing a covered employee or initiating other disciplinary procedures. The provisions of this policy are in addition to and not in lieu of any rights to repayment the Company may have under Section 304 of the Sarbanes-Oxley Act of 2002 and other applicable laws.